Exhibit 99.1

GULFNAV Submits Proposal to Acquire all of the Businesses and Assets of Brooge Energy Limited

NEW YORK, October 3, 2023, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced receiving a formal proposal submitted by Gulf Navigation Holdings PJSC (“GULFNAV”), the Dubai Financial Market listed maritime and shipping company, to acquire fully all of the businesses and assets from Brooge Energy Limited (“BEL”).

GULFNAV has stated that this proposed acquisition is part of its strategy to enhance growth and provide an integrated portfolio of logistical services related to oil, petrochemicals and gas. The proposed acquisition is still in an early stage, as GULFNAV is in the process of conducting further due diligence on the Company and its legal and financial advisors continue to evaluate the proposed transaction. In addition, BEL has not responded to GULFNAV’s proposal and there is no guarantee it will accept the proposal. The proposed transaction, if it moves forward, would be subject to customary closing conditions for transactions of this nature, including obtaining the necessary regulatory approvals. GULFNAV is optimistic that the proposed transaction, if agreed by both parties, would target closing in the fourth quarter of 2023. Nevertheless, any developments regarding the deal and the timeline will be appropriately disclosed to the market in due course.

Brooge Energy’s subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) is currently one of the most technologically advanced companies in the crude oil storage services sector, as the Company’s facilities and terminals use advanced technologies consistent with the best international standards. BPGIC has strengthened its investments and presence in the Emirate of Fujairah thanks to its important strategic location globally, and that it is an important hub in oil storage. Expectations indicate that the oil storage sector in the UAE will witness further development in light of the growing demand witnessed by the market.

GULFNAV supports some of the Middle East's largest oil & gas companies with a fleet of first-rate tankers, offshore support vessels and crew boats; complemented by the full spectrum of ship management and agency services. GULFNAV works with some of the world’s largest petrochemical companies and independent trading houses, specializing in the transportation of crude oil and chemical products. With its headquarters in Dubai, the GULFNAV also provides its services from the ports of Fujairah and Khorfakkan, along with an overseas office in the Kingdom of Saudi Arabia.

About Gulf Navigation Holding:

Gulf Navigation Holding PJSC (“GULFNAV”) is a fully integrated and synergized organization with a multifunctional business. It is the only maritime and shipping company listed in the Dubai Financial Market since February 2007 under the symbol “GULFNAV”. The Company is headquartered in Dubai, with branch offices inside the ports of Fujairah and Khorfakkan, along with an overseas office in the Kingdom of Saudi Arabia. The Company has a fleet of chemical tankers, livestock transport vessels, well stimulation vessels, operation support vessels, marine services, and ship repair operations.  As an ISO 9001:2015 certified company accredited by Bureau Veritas, GULFNAV is committed to adhering to the requirements of the international safety management code for the safe operations of vessels, pollution prevention and environmental control, including compliance with all the applicable international laws, regulations and requirements. GULFNAV constantly works to upgrade its operations and provide high-quality services to local and international markets.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy (BRE), Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com